Exhibit 99.1

2018-11-28

PRESS RELEASE

Oasmia intends to issue notice to an extraordinary general meeting at the request of a shareholder and announces that it is subject to legal proceedings with a major shareholder concerning the company’s warrants 2018/2019

Uppsala, Sweden, November 28, 2018 – Oasmia Pharmaceutical AB (publ) (“Oasmia”) hereby announces that Oasmia’s largest shareholder, Arwidsro Investment AB and Per Arwidson (together “Arwidsro”), on the basis of Chapter 7 Section 13 of the Swedish Companies Act, has requested that Oasmia shall convene an extraordinary general meeting. Arwidsro has in this regard, stated that this extraordinary general meeting shall resolve upon to elect a new board of directors of the company. Arwidsro is not willing to let Oasmia’s nomination committee provide a proposal for a new board of directors. Arwidsro has initiated legal proceedings against Oasmia, in which proceedings Arwidsro claims that it has a right to 23,225,806 of the 25,806,451 warrants of series 2018/2019 which MGC Capital Ltd (“MGC”) on 31 October 2018 used to subscribe for shares in Oasmia. Arwidsro has in this regard, obtained an interim court order (which court order was issued without letting Oasmia file a submission to the court on the matter prior to the decision) prohibiting Oasmia to execute the issue to MGC. The court order is subject to a penalty fine. Oasmia has requested that the interim court order shall be repealed immediately.

Against the background of Arwidsro’s request, Oasmia intends to, in the near future, convene an extraordinary general meeting.

The warrants of series 2018/2019 were issued in January 2018 in connection with an agreement through which Arwidsro and MGC undertook to, when requested by Oasmia, grant a loan to the company in the event Oasmia’s debt to Nexttobe AB would fall due in exchange for the warrants, where a certain share of the warrants were compensation for the undertaking to keep the loan available to Oasmia and a certain share of the warrants were compensation for the issue of the loan in accordance with the loan undertaking. The warrants now in question are the latter warrants.

Oasmia contests Arwidsro’s point of view, that Arwidsro is entitled to the 23,225,806 warrants in question. Oasmia is of the view that MGC, in accordance with the agreement in connection with the issue of the warrants, are the legitimate owner of these warrants, as MGC, after a final request to pay from Nexttobe AB, ensured that Oasmia’s debt to Nexttobe AB was redeemed in its entirety. In the final solution, Arwidsro has declined from participating in settling Oamsia’s debt to Nexttobe AB.

The sole purpose with Arwidsro’s request to convene an extraordinary general meeting may be assumed to be to appoint a new board of directors who is prepared to resolve in favour of Arwidsro in the abovementioned dispute. Such a decision would entail an improper favourable treatment of Arwidsro at the expense of Oasmia’s other shareholders and would contravene the Swedish Companies Act’s provisions on equal treatment of shareholders.

For more information:

Julian Aleksov, Executive Chairman

Tel: +46 18 50 54 40

E-mail: julian.aleksov@oasmia.com

Notes to editors:

About Oasmia Pharmaceutical AB

Oasmia Pharmaceutical AB develops, manufactures, markets and sells new generations of drugs in the field of human and veterinary oncology. The company’s product development aims to create and manufacture novel nanoparticle formulations and drug-delivery systems based on well-established cytostatics which, in comparison with current alternatives, show improved properties, reduced side-effects, and expanded applications. The company’s product development is based on its proprietary in-house research and company patents. Oasmia is listed on NASDAQ Capital Markets (OASM.US), Frankfurt Stock Exchange (OMAX.GR, ISIN SE0000722365) and NASDAQ Stockholm (OASM.ST).

Information is also available at www.oasmia.com www.nasdaqomxnordic.com www.boerse-frankfurt.de twitter.com/oasmia

This information is information that Oasmia Pharmaceutical AB (publ) is obliged to make public pursuant to the EU Market Abuse Regulation. The information was submitted for publication, through the agency of the contact person set out above, at 22.30 CET on November 28, 2018.